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FORM 4
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           STATEMENT OF CHANGES OF BENEFICIAL OWNERSHIP
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1.   Name and Address of Reporting Person

     (a)  Ross Financial Corporation
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (b)  Dart, Kenneth B.
          P.O. Box 31363-SMB
          Cayman Islands, BWI

     (c)  STS Limited
          P.O. Box 31363-SMB
          Cayman Islands, BWI
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2.   Issuer Name and Ticker or Trading Symbol

     The Liposome Company, Inc
     LIPO
     CUSIP# 536310105
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3.   IRS or Social Security Number of Reporting Person (Voluntary)
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4.   Statement for Month/Year        December, 1997
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5.   If Amendment, Date of Original (Month/Day/Year)  May 15, 1997
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6.   Relationship of Reporting Person(s) to Issuer (Check all
     applicable)

     10% Owner
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7.   Individual or Joint/Group Filing

     Form filed by More than One Reporting Person
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TABLE I - Non-Derivative Securities Acquired, Disposed of, or
          Beneficially Owned
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1.   Title of Security

     CLASS A COMMON STOCK
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2-4

Transaction Date   Transaction     Securities Acquired (A)
(Month/Day/Year)      Code           Amount     Price (per share)

There were no transactions.  There is a new reporting person.

5.   Amount of Securities Beneficially Owned at End of Month.

          9,353,346
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6.   Ownership Form:  Direct (D) or Indirect (I)

     Direct       Ross Financial Corporation   9,353,346 (D)

     Indirect     Kenneth B. Dart              9,353,346 (I)

     Indirect     STS Limited                  9,353,346 (I)
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7.   Nature of Indirect Beneficial Ownership

     By Ross Financial Corporation
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Page 1
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TABLE II - DERIVATIVE SECURITIES BENEFICIALLY OWNED

               NONE.
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Explanation of Responses:

Kenneth B. Dart is the 100% shareholder of STS, Limited.  STS,
Limited is the 100% shareholder of Ross Financial
Corporation. Ross Financial Corporation owns all of the securities directly.

Ross Financial Corporation

By:  Kenneth B. Dart, Its President
Dated:  January 10, 1998

STS Limited

By:  Kenneth B. Dart, Its President
Dated:  January 10, 1998

Kenneth B. Dart
Dated:  January 10, 1998
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